SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 14, 2008
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Financial Statements, Notes and MD&A to September 30, 2008
CEO Certification
CFO Certification
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 14, 2008	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

THIRD QUARTER REPORT
SEPTEMBER 30, 2008

TABLE OF CONTENTS

ITEM 1. Financial Statements

Unaudited Consolidated Balance Sheets at September 30, 2008 and December 31, 2007

Unaudited Consolidated Statements of Operations for the Three and Nine Month Periods ended September 30, 2008 and 2007

Unaudited Consolidated Statement of Shareholders’ Equity for the Nine Month Period ended September 30, 2008

Unaudited Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2008 and 2007

Notes to the Unaudited Consolidated Financial Statements

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	September 30,	December 31,
	2008	2007
(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$460,828	$145,694
Accounts receivable	33,483	37,076
Inventories	9,859	1,996
Prepaid expenses	11,246	7,183
Other current assets	145	144

TOTAL CURRENT ASSETS	515,561	192,093

LONG-TERM INVESTMENTS (Note 5)	29,451	52,010
OTHER LONG-TERM INVESTMENTS (Note 6)	44,793	47,132
NOTE RECEIVABLE FROM RELATED PARTY (Note 5 (a))	—	7,512
PROPERTY, PLANT AND EQUIPMENT (Note 7)	307,194	225,623
DEFERRED INCOME TAXES	490	770
OTHER ASSETS	10,549	5,030

TOTAL ASSETS	$908,038	$530,170

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$67,069	$109,310
Amounts due under credit facilities (Note 8)	16,677	17,050
Payable to related parties (Note 10)	5,088	—

TOTAL CURRENT LIABILITIES	88,834	126,360

CONVERTIBLE CREDIT FACILITY (Note 9)	339,359	137,854
LOANS PAYABLE TO RELATED PARTIES (Note 10)	—	5,088
DEFERRED INCOME TAXES	1,293	1,511
ASSET RETIREMENT OBLIGATIONS	11,710	9,160

TOTAL LIABILITIES	441,196	279,973

MINORITY INTERESTS (Note 11)	27,187	—

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 12)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
375,566,164 (2007 — 375,073,433) common shares	1,480,800	1,477,457
SHARE PURCHASE WARRANTS AND SHARE ISSUANCE COMMITMENT (Note 12 (b) and (c))	32,465	26,619
BENEFICIAL CONVERSION FEATURE (Note 9)	28,883	11,869
ADDITIONAL PAID-IN CAPITAL	271,474	52,649
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME	(13,945)	17,498
DEFICIT	(1,360,022)	(1,335,895)

TOTAL SHAREHOLDERS’ EQUITY	439,655	250,197

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$908,038	$530,170

APPROVED BY THE BOARD:

/s/ D. Korbin	/s/ K. Thygesen

D. Korbin, Director	K. Thygesen, Director
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
2008	2007	2008	2007
(Unaudited)

OPERATING EXPENSES
Exploration (Note 2 and 12 (a))	$(59,652)	$(74,814)	$(184,207)	$(207,435)
General and administrative (Note 12 (a))	(5,125)	(6,952)	(19,375)	(18,055)
Depreciation	(2,721)	(1,215)	(5,390)	(3,479)
Mining property care and maintenance	(5,895)	(2,062)	(10,342)	(4,066)
Accretion of convertible credit facility (Note 9)	(2,448)	—	(6,496)	—
Accretion of asset retirement obligations	(162)	(129)	(401)	(376)
Write-down of carrying values of property, plant and equipment	—	—	(4)	(17)

OPERATING LOSS	(76,003)	(85,172)	(226,215)	(233,428)

OTHER INCOME (EXPENSES)
Interest income	3,093	1,981	7,759	9,828
Interest expense	(4,124)	—	(11,973)	—
Foreign exchange (losses) gains	(20,026)	2,119	(22,393)	9,627
Share of income from investment held for sale	—	—	—	427
Gain on sale of equipment	—	—	911	—
Loss on sale of equipment	(2,525)	—	(2,525)	—
Share of loss of significantly influenced investee	—	(2,146)	(809)	(4,736)
Write-down of carrying value of long-term investments (Note 5)	(3,790)	—	(3,790)	—
Write-down of carrying value of other long-term investments (Note 6)	—	(6,747)	—	(6,747)
Gain on sale of long-term investment and note receivable (Note 5 (a))	—	—	201,428	1,018

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(103,375)	(89,965)	(57,607)	(224,011)
Provision for income taxes	398	(17)	(391)	(134)
Minority interests (Note 11)	4,272	—	8,035	—

NET LOSS FROM CONTINUING OPERATIONS	(98,705)	(89,982)	(49,963)	(224,145)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	10,677	6,846	25,836	20,050

NET LOSS	$(88,028)	$(83,136)	$(24,127)	$(204,095)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM
CONTINUING OPERATIONS	$(0.26)	$(0.24)	$(0.13)	$(0.60)
DISCONTINUED OPERATIONS	0.03	0.02	0.07	0.05

	$(0.23)	$(0.22)	$(0.06)	$(0.55)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	375,507	374,547	375,300	374,327

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

			Share Purchase			Accumulated
	Share Capital		Warrants and	Beneficial	Additional	Other
	Number		Share Issuance	Conversion	Paid-In	Comprehensive
	of Shares	Amount	Commitment	Feature	Capital	(Loss) Income	Deficit	Total

Balances, December 31, 2007	375,073,433	$1,477,457	$26,619	$11,869	$52,649	$17,498	$(1,335,895)	$250,197
Net loss	—	—	—	—	—	—	(24,127)	(24,127)
Other comprehensive loss	—	—	—	—	—	(31,443)	—	(31,443)

Comprehensive loss								(55,570)

Shares issued for:
Exercise of stock options	463,127	3,022	—	—	(1,663)	—	—	1,359
Share purchase plan	29,604	321	—	—	—	—	—	321
Convertible credit facility and share purchase warrants (Notes 9 and 12 (c))	—	—	5,846	17,014	—	—	—	22,860
Dilution gains	—	—	—	—	198,230	—	—	198,230
Stock compensation charged to operations	—	—	—	—	22,258	—	—	22,258

Balances, September 30, 2008	375,566,164	$1,480,800	$32,465	$28,883	$271,474	$(13,945)	$(1,360,022)	$439,655

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
2008	2007	2008	2007
(Unaudited)

OPERATING ACTIVITIES

Cash used in operating activities (Note 13)	$(77,243)	$(26,962)	$(232,920)	$(128,274)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	1,230	—	29,230	20,314
Reclassification of other long-term investments (Note 6)	—	(67,467)	—	(67,467)
Purchase of long-term investments	(13,341)	—	(26,269)	(10,066)
Loan to related party	—	—	—	(7,014)
Proceeds from sale of long-term investments and note receivable (Note 5 (a))	—	—	216,730	1,163
Expenditures on property, plant and equipment	(38,717)	(60,033)	(135,871)	(87,080)
Proceeds from sale of property, plant and equipment (Note 7)	47,033	—	47,033	—
Expenditures on other assets	(2,623)	(1,032)	(6,351)	(1,844)
Other	—	4	—	4

Cash (used in) provided by investing activities	(6,418)	(128,528)	124,502	(151,990)

FINANCING ACTIVITIES
Issuance of convertible credit facility (Note 9)	—	—	200,000	—
Issue of share capital	893	1,372	1,680	9,511
Minority interests’ investment in subsidiaries	107,194	419	246,869	1,505

Cash provided by financing activities	108,087	1,791	448,549	11,016

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(21,265)	1,413	(24,997)	8,609

NET CASH INFLOW (OUTFLOW)	3,161	(152,286)	315,134	(260,639)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	457,667	255,219	145,694	363,572

CASH AND CASH EQUIVALENTS, END OF PERIOD	$460,828	$102,933	$460,828	$102,933

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$191,829	$30,318	$191,829	$30,318
Short-term money market instruments	268,999	72,615	268,999	72,615

	$460,828	$102,933	$460,828	$102,933

Supplementary cash flow information (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2007.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2008 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2008, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.

The Company operates in a single reportable segment, being exploration and development of mineral properties.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.

(c)	Recent accounting pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“FAS 157”). In February 2008, the FASB issued a staff position that delays the effective date of SFAS 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Therefore, the Company has adopted the provision of FAS 157 with respect to its financial assets and liabilities only. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined under FAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Recent accounting pronouncements (Continued)

Valuation techniques used to measure fair value under FAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The adoption of this statement did not have a material impact on the Company’s financial condition or results of operations.

Effective January 1, 2008, the Company adopted FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this Statement.
2.	EXPLORATION EXPENSES

Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized. Included in exploration costs are engineering and development costs associated with the Company’s Oyu Tolgoi Project located in Mongolia. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement with the Government of Mongolia is finalized.

Ivanhoe Mines incurred exploration and development costs as follows:

	Three months ended	Nine months ended
	September 30,	September 30,
	2008	2008
Mongolia
Oyu Tolgoi	$27,890	$105,196
Coal division	8,490	21,454
Other Mongolia exploration (including SouthGobi Energy Resources Ltd.)	1,476	8,897

	37,856	135,547
Australia	16,993	37,272
Indonesia	4,204	9,945
Other	599	1,443

	$59,652	$184,207

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

On March 31, 2008 Ivanhoe Mines received $18.0 million of the third annual contingent payment with an additional $10.0 million received on April 2, 2008. Subsequently, on July 2, 2008 Ivanhoe Mines received the remaining $1.2 million of the third annual contingent payment. This payment of $29.2 million includes $6.0 million of contingent income recognized in the first quarter of 2008.

At September 30, 2008, Ivanhoe Mines has accrued $19.9 million in relation to the fourth contingent annual payment due in March 2009.

To date, Ivanhoe Mines has received $99.2 million in proceeds from the sale of the Project.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at September 30, 2008 included SouthGobi Energy Resources Ltd.’s (Canada) (78.9% owned) (“SouthGobi”) balance of $38.6 million (December 31, 2007 — $1.4 million) and Ivanhoe Australia Ltd.’s (Australia) (82.9% owned) (“IAL”) balance of $55.6 million (December 31, 2007 — $0.1 million), which were not available for Ivanhoe Mines’ general corporate purposes.

5.	LONG-TERM INVESTMENTS

	September 30	December 31
	2008	2007

Investment in company subject to significant influence (a)	$—	$5,354
Investments “available for sale” (b)	29,451	46,656

	$29,451	$52,010

(a)	Investment in company subject to significant influence — Jinshan

During the three month period ended June 30, 2008, Ivanhoe Mines completed the sale of 67.5 million shares of Jinshan Gold Mines Inc. (“Jinshan”) and the Jinshan note receivable for total proceeds of $216.7 million (Cdn$217.7 million). This transaction resulted in a gain on sale of $201.4 million being recognized.

During the nine months ended September 30, 2008, Ivanhoe Mines recorded a $0.8 million (2007 — $4.7 million) equity loss on its investment in Jinshan.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS (Continued)
(b)	Investments “available for sale”

	September 30, 2008				December 31, 2007
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain (Loss)	Value	Interest	Basis	Gain	Value

Intec Ltd. (i)	6.1%	$1,245	$(593)	$652	6.1%	$916	$1,726	$2,642
Entrée Gold Inc.	14.7%	19,957	(2,973)	16,984	14.8%	19,957	13,354	33,311
Exco Resources N.L. (ii)	19.9%	14,643	(5,435)	9,208	12.0%	6,726	2,075	8,801
Jinshan Gold Mines Inc. (iii)	0.9%	1,437	—	1,437	0.0%	—	—	—
Redox Diamonds Ltd. (iv)	11.9%	—	—	—	11.9%	1,451	—	1,451
GoviEx Gold Inc. (v)	1.5%	1,000	—	1,000	0.0%	—	—	—
Wind Energy Group Inc.	17.2%	—	—	—	20.0%	—	—	—
Asia Now Resources Corp.	1.5%	103	65	168	1.9%	103	343	446
Other	—	2	—	2	—	5	—	5

		$38,387	$(8,936)	$29,451		$29,158	$17,498	$46,656

(i)	During the three month period ended June 30, 2008, Ivanhoe Mines acquired 6.9 million shares of Intec Ltd. at a cost of $328,000 (Aud$343,000).

(ii)	During the three month period ended June 30, 2008, Ivanhoe Mines exercised its full option entitlement of 21.1 million Exco Resources N.L. (“Exco”) share purchase options to acquire 21.1 million shares of Exco at a cost of $6,926,000 (Aud$7,392,000).

Also during the three month period ended June 30, 2008, Ivanhoe Mines acquired an additional 3.0 million shares of Exco at a cost of $990,000 (Aud$1,050,000).

(iii)	During the three month period ended June 30, 2008, Ivanhoe Mines exercised its full warrant entitlement of 1.5 million Jinshan warrants to acquire 1.5 million shares of Jinshan at a cost of $3,776,000 (Cdn$3,750,000).

Also, during the three month period ended September 30, 2008, Ivanhoe Mines recorded an impairment provision of $2,339,000 against this investment based on an assessment of the fair value of Jinshan.

(iv)	During the three month period ended September 30, 2008, Ivanhoe Mines recorded an impairment provision of $1,451,000 against the investment in Redox Diamonds Ltd. (“Redox”) based on an assessment of the underlying book value of Redox’s net assets.

(v)	During the three month period ended June 30, 2008, Ivanhoe Mines acquired 1.0 million shares of GoviEx Gold Inc. in exchange for a geophysics exploration team and certain mineral exploration equipment.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS

At September 30, 2008, the Company held non-bank-sponsored asset-backed commercial paper (ABCP) issued by a number of trusts with an original cost of $67.2 million. This ABCP was rated by DBRS as R-1 (high) at the date of investment and met the criteria of the Company’s investment policy. An R-1 (high) rating by DBRS is the highest rating for commercial paper. These investments matured during Q3’07 but, as a result of liquidity issues in the ABCP market, did not settle on maturity.

On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank-sponsored ABCP (the Montreal Proposal). Under the proposal, the affected ABCP will be converted into term floating-rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.

On September 6, 2007, a pan-Canadian restructuring committee (the Committee) consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP market. On March 17, 2008 the Committee filed an application in the Ontario Superior Court of Justice (the Court) under the Companies’ Creditors Arrangement Act asking the Court to call a meeting of the ABCP noteholders. On March 20, 2008, the Committee made available additional documents outlining the details of the proposed restructuring plan. On April 25, 2008, the plan was approved by the noteholders and was sanctioned by the Court in June 5, 2008 (the Sanction Order). On June 25 and 26, 2008, the Court of Appeal for Ontario heard motions from a group of Montreal Proposal ABCP holders seeking leave to appeal, and an appeal of, the Sanction Order (the Appeal). The Appeal was heard and a denial decision was rendered on August 18, 2008. Some of these noteholders (including Ivanhoe Mines) sought leave to appeal that decision with the Supreme Court of Canada (the SCC). On September 19, 2008, the SCC announced that it would not grant leave to hear the appeal. The Committee has now commenced the process for implementation of the restructuring plan and is expected to be completed by the end of November 2008.

Based on the Information Statement received from the Committee on March 20, 2008 and other public information, the Company estimates that, of the $67.2 million of ABCP in which the Company has invested:
•	$4.8 million is represented by traditional securitized assets and the Company will on restructuring receive replacement Traditional Asset (TA) Tracking long-term floating rate notes;

•	$57.5 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized assets and the Company will on restructuring receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes. The Company expects to receive replacement notes with par values as follows;
•	Class A-1: $25.8 million

•	Class A-2: $25.7 million

•	Class B: $4.3 million

•	Class C: $1.7 million; and

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
•	$4.8 million is represented by assets that have an exposure to U.S. mortgages and sub-prime mortgages and the Company on restructuring will receive Ineligible Asset (IA) Tracking long-term floating rate notes.
The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company has used a scenario-based probability-weighted discounted cash flow approach to value its ABCP that considered expected interest rates of 3.3%, estimated restructuring fees, estimated renegotiated maturity dates of five to seven years, and estimated principal reductions ranging from 0% to 100%, depending on the nature of the underlying assets and the scenario modelled. As a result of this valuation, the Company recorded a write-down of $24.5 million in 2007, representing 36.5% of the original face value. No additional impairment has been recorded in 2008.

Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP, which would impact the Company’s results from operations.

7.	PROCEEDS FROM SALE OF EQUIPMENT

On September 30, 2008, Ivanhoe Mines received $47.0 million from Rio Tinto for the purchase of large equipment to be used in the construction of the Oyu Tolgoi copper and gold mining complex in Mongolia.

The $47.0 million is the first tranche of funds under an equipment-sale agreement that was executed in August 2008 between Ivanhoe Mines and Rio Tinto. The agreement provides for Rio Tinto to purchase certain project equipment already purchased or ordered by Ivanhoe Mines while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions on an acceptable Investment Agreement. Ivanhoe Mines received a further $74.5 million on November 12, 2008, as part of the agreement, bringing the aggregate amount received from the sale of the equipment to approximately $121.5 million. Ivanhoe Mines will use these funds for future development of Oyu Tolgoi. In addition, Rio Tinto can require Ivanhoe Mines to purchase the equipment that has been sold to Rio Tinto — and any other equipment purchased by Rio Tinto as part of this agreement — if an acceptable Investment Agreement is reached with the Government of Mongolia. Ivanhoe Mines also has a right of first refusal to repurchase the equipment if Rio Tinto deems it appropriate to use the equipment elsewhere.

8.	AMOUNTS DUE UNDER CREDIT FACILITIES

In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain of the ABCP products (Note 6).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	CONVERTIBLE CREDIT FACILITY

	September 30,	December 31,
	2008	2007

Principal amount of convertible credit facility	$350,000	$150,000
Accrued interest	17,935	2,379

	367,935	152,379

(Deduct) add
Beneficial conversion feature	(28,883)	(11,869)
Share purchase warrants	(9,403)	(3,557)
Accretion of discount	9,710	901

	$339,359	$137,854

In September 2007, Ivanhoe Mines announced that Rio Tinto would provide a convertible credit facility of up to $350.0 million to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia. A definitive Credit Agreement was signed in October 2007, following which Ivanhoe Mines made an initial draw against the credit facility of $150.0 million. A second draw of $100.0 million was made in January 2008. The final draw on the credit facility of $100.0 million was made on April 10, 2008.

The proceeds of the credit facility will be used to ensure that long-lead-time orders for the manufacture of mining equipment such as trucks, tires, electric motors and ball mills, and development work on Shafts No. 1 and No. 2 at Oyu Tolgoi, remain on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government. The Credit Agreement contemplates that all such development activities and expenditures will be made in accordance with an Operating Plan and Budget unanimously approved by the Ivanhoe Mines and Rio Tinto representatives on the Oyu Tolgoi Technical Committee.

Amounts advanced under the credit facility will bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and will mature on September 12, 2010. The outstanding principal amount and up to $108.0 million in interest are convertible into a maximum of 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.

As part of the credit facility transaction, Rio Tinto also received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years (Note 12 (c)). These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility, plus interest.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	CONVERTIBLE CREDIT FACILITY (Continued)

Amounts drawn on the credit facility are allocated to the convertible credit facility liability and incremental exercisable share purchase warrants based on their respective fair values at the time of the draw. The existence of a beneficial conversion feature is then assessed using an effective conversion price based on the proceeds allocated to the convertible credit facility liability in accordance with EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”. Allocating proceeds to share purchase warrants and, if necessary, a beneficial conversion feature results in discounts on the convertible credit facility liability. These discounts are recognized as accretion expense over the life of the credit facility using the effective interest rate method. Any unamortized discounts are expensed immediately upon conversion of the credit facility.

The accounting treatment for paid-in-kind interest is the same as that described above for amounts drawn on the credit facility.

During the three and nine months ended September 30, 2008, Ivanhoe Mines capitalized $1.7 million and $4.1 million of interest expense and $1.0 million and $2.3 million of accretion expense, respectively, incurred on the convertible credit facility.

10.	LOANS PAYABLE TO RELATED PARTIES

These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111.1 million from the sale of the Savage River Project. Subsequent to September 30, 2008, Ivanhoe Mines discharged the obligation and has therefore reclassified the amount as a current liability.

11.	MINORITY INTERESTS

At September 30, 2008 there were minority interests in Bakyrchik Mining Venture (“BMV”) (Kazakhstan) (70% owned), IAL and SouthGobi.

Currently, losses applicable to the minority interests in BMV are being allocated to Ivanhoe Mines since those losses exceed the minority interests in the net assets of BMV.

	Minority Interests
	SouthGobi	IAL	BMV	Total

Balance, December 31, 2007	$—	$—	$—	$—

Increase in minority interest arising from share issuances by subsidiary	28,935	8,896	—	37,831
Minority interests’ share of loss	(7,008)	(1,027)	—	(8,035)
Minority interests’ share of other comprehensive income	—	(2,609)	—	(2,609)

Balance, September 30, 2008	$21,927	$5,260	$—	$27,187

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	MINORITY INTERESTS (Continued)

On October 3, 2008, Ivanhoe Mines closed an agreement with several Kazakh strategic partners to consolidate 100% ownership of the Bakyrchik gold project along with other gold mining assets in Kazakhstan in a new company, Altynalmas Gold Ltd. The final completion of the combination transaction is subject to various regulatory approvals in Kazakhstan which are expected to be received in Q4’08. Ivanhoe Mines now owns 49% of Altynalmas Gold and will account for its investment using the equity method for Q4’08.

12.	SHARE CAPITAL
(a)	Equity Incentive Plan

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Exploration	$9,862	$2,371	$14,655	$9,549
General and administrative	895	977	7,603	3,172

	$10,757	$3,348	$22,258	$12,721

Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Ivanhoe Mines Ltd. (i)	$1,794	$2,386	$10,503	$6,901
SouthGobi Energy Resources Ltd.	1,934	962	4,726	5,820
Ivanhoe Australia Ltd.	7,029	—	7,029	—

	$10,757	$3,348	$22,258	$12,721

(i)	During the nine months ended September 30, 2008, 707,800 options were exercised, 404,000 options were cancelled and 3,031,000 options were granted. These granted options have a weighted average exercise price of Cdn$8.79, lives of five to seven years, and vest over periods ranging from one to four years. The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2008 was Cdn$3.54. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on an average expected option life of 3.3 years, a risk-free interest rate of 3.03%, an expected volatility of 53%, and a dividend yield of nil%.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placement

Under the terms of the Rio Tinto Agreement, Rio Tinto is committed to take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of $8.38 per share, for proceeds totalling $388.0 million.

The following share purchase warrants granted to Rio Tinto during 2006 were outstanding as at September 30, 2008:
(i)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $8.54 per share. These warrants are exercisable until one year after the earlier of the completion of the Investment Agreement and October 27, 2009.

(ii)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $9.02 per share. These warrants are exercisable until two years after the earlier of the completion of the Investment Agreement and October 27, 2009.
(c)	Rio Tinto Financing

As part of the credit facility transaction disclosed in Note 9, Rio Tinto received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share at any time on or before October 24, 2012. These warrants may be exercised on a basis proportionate to the sum of all amounts drawn down on the facility and interest added to the principal amount of the facility. As at September 30, 2008, 35.0 million share purchase warrants were exercisable.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	SUPPLEMENTARY CASH FLOW INFORMATION

Reconciliation of net loss to net cash flow from operating activities

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Net loss	$(88,028)	$(83,136)	$(24,127)	$(204,095)
Income from discontinued operations	(10,677)	(6,846)	(25,836)	(20,050)
Items not involving use of cash
Stock-based compensation	10,757	3,348	22,258	12,721
Accretion expense	2,610	129	6,897	376
Accrued mining property care and maintenance	—	—	448	—
Depreciation	2,721	1,215	5,390	3,479
Write-down of carrying values of property, plant and equipment	—	—	4	17
Share of income from investment held for sale, net of cash distribution	—	8,720	—	23,295
Accrued interest expense	4,006	—	11,489	—
Unrealized foreign exchange losses (gains)	16,094	(1,995)	20,003	(9,247)
Share of loss of significantly influenced investees	—	2,146	809	4,736
Write-down of carrying value of other long-term investments	—	6,747	—	6,747
Gain on sale of long-term investments	—	—	(201,428)	(1,018)
Write-down of carrying value of long-term investments	3,790	—	3,790	—
Write-down of carrying value of loan receivable	—	908	—	908
Gain on sale of equipment	—	—	(911)	—
Loss on sale of equipment	2,525	—	2,525	—
Deferred income taxes	(441)	(1)	63	(13)
Minority interests	(4,272)	—	(8,035)	—
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	(3,128)	(3,610)	199	(1,112)
Inventories	(6,311)	1,279	(7,863)	3,205
Prepaid expenses	(1,690)	(232)	(4,063)	(3,257)
Other current assets	—	—	(1)	142
(Decrease) increase in:
Accounts payable and accrued liabilities	(5,199)	44,366	(34,531)	54,892

Cash used in operating activities	$(77,243)	$(26,962)	$(232,920)	$(128,274)

14.	SUBSEQUENT EVENTS

During October 2008, Ivanhoe Mines purchased 1.0 million common shares and 3.4 million special warrants of Ivanhoe Nickel & Platinum Ltd (Ivanplats) from two asset management firms for consideration of 2.2 million common shares of Ivanhoe Mines. The transaction closed October 24, 2008. Ivanplats is a private company and is related to Ivanhoe Mines by directors in common. Ivanhoe Mines now owns 5.4% of Ivanplats’ share capital on a fully diluted basis.

3	Interim Report for the three- and nine-month periods ended, September 30, 2008.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoemines.com

At November 14, 2008 the Company had 377.8 million common shares issued and outstanding and warrants and stock options outstanding for 19.1 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three- and nine-month periods ended September 30, 2008, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2007. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 25.
The effective date of this MD&A is November 14, 2008.
OVERVIEW
Ivanhoe Mines issues financial results and review of operations for the third quarter of 2008
Ivanhoe has financial reserves to continue to advance its flagship copper and gold development properties
Summary of significant achievements and developments since July 1, 2008
•	Ivanhoe Mines remains focused on opportunities to advance the Company’s flagship Oyu Tolgoi copper-gold project in Mongolia’s South Gobi Region. A start on construction of the planned mine at Oyu Tolgoi has been delayed by a series of Mongolian political events during the past year, including a national general election. Ivanhoe Mines and its strategic partner, Rio Tinto, recently reiterated to the Mongolian Government their readiness to participate in a resumption of discussions to conclude an Investment Agreement for Oyu Tolgoi. The new coalition government has declared that the development of major mineral deposits, including Oyu Tolgoi, is a matter of high priority.

•	A Working Group of elected members of Mongolia’s State Great Hural (National Parliament) now has prepared two draft resolutions that would direct the Government to speed up the process, begin working with Ivanhoe Mines and Rio Tinto and submit a proposed Investment Agreement to the Parliament to clear the way for construction to start on the Oyu Tolgoi mining complex. The resolutions also would end the year-long wait for possible changes to Mongolia’s Minerals Law and direct the Government to initiate discussions with the investors based on the provisions of the existing 2006 Minerals Law. Votes on the resolutions are expected to be held in the near future.

•	Exploration drilling in southern Oyu Tolgoi has discovered high-grade gold and copper mineralization that is similar to the earlier high-grade discoveries at the Hugo Dummett or Southwest Oyu deposits. Assay results are pending. The discovery is in the four-kilometre gap between the Heruga Deposit and Ivanhoe Mines’ 100%-owned Southern Oyu deposits that were delineated by Ivanhoe Mines’ exploration several years ago. Drilling is continuing, with an objective of establishing whether there is a continuous, high-grade mineralized connection between the more recently discovered Heruga Deposit and the major deposits to the north.

•	Drilling at Oyu Tolgoi also has successfully extended the Heruga Deposit approximately 200 metres to the north, onto ground held 100% by Ivanhoe Mines. The bulk of Heruga identified to date is on ground held in an 80%-20% joint-venture between Ivanhoe Mines and Entrée Gold respectively.

•	Ivanhoe Mines received $47.0 million from Rio Tinto on September 30, 2008, for the purchase of large equipment to be used in the construction of the Oyu Tolgoi copper and gold mining complex in Mongolia, or elsewhere as Rio Tinto deems appropriate. Ivanhoe Mines received a further $74.5 million on November 12, 2008, as part of the agreement, bringing the aggregate amount received from the sale of the equipment to approximately $121.5 million.

•	SouthGobi Energy Resources (SouthGobi) made the first deliveries on sales of coal from its new Ovoot Tolgoi open-pit mine in southern Mongolia — a major milestone as SouthGobi begins to establish itself as a competitive producer in the Asian coal market. SouthGobi, 78.9% owned by Ivanhoe Mines, also increased its working interest in the Mamahak Coal Project in East Kalimantan, Indonesia, from 56% to 85% for a consideration of $13.2 million, comprised of $8.0 million in cash and 320,000 SouthGobi common shares.

•	Ivanhoe Mines is continuing to seek opportunities to realize its objective to daylight value for shareholders from mineral resource projects that have been assembled within the Company’s portfolio of assets over the years and supported through direct investments.

•	The A$125 million IPO of Ivanhoe Australia Limited (Ivanhoe Australia) was successfully completed and trading was initiated on the Australian Stock Exchange on August 6, 2008 under the symbol IVA. A portion of the IPO proceeds was used to repay an amount of A$38 million owed to parent company Ivanhoe Mines as an inter-corporate loan that had been advanced to fund Ivanhoe Australia’s initial exploration program in the state of Queensland. Ivanhoe Australia subsequently reported mineral inventories at three of its Cloncurry district projects, and new copper-gold and molybdenum discoveries from ongoing exploration.

•	In Kazakhstan, Ivanhoe Mines and three Kazakh strategic partners — Sumeru, JSC AK Altynalmas and Medoro Partners — completed an agreement on October 3, 2008, to form a new mining and exploration company, Altynalmas Gold Ltd. The new venture consolidates within Altynalmas Gold 100% ownership of the Bakyrchik Gold Mine and also of the nearby, 15-kilometre-long Kryzyl Gold Project — consisting of the Bakyrchik Venture’s Kyzyl Shear Project and Sumeru’s Bolshevik Gold Project. The Bakyrchik Mining Venture previously was 70% owned by Ivanhoe Mines and 30% owned by JSC AK Altynalmas.

•	The demonstration rotary-kiln roaster plant at the Bakyrchik Gold Mine, in northeastern Kazakhstan, is being commissioned this month and will enable the mine to resume gold production.
Ivanhoe Mines is well positioned with quality assets and a significant cash position of approximately US$460.8 million, on a consolidated basis, at September 30, 2008.
Ivanhoe Mines, like other mining companies, is evaluating the developments in capital markets that have added new conditions and restraints on access to debt and equity financing.
Ivanhoe Mines is reviewing its 2009 capital investment program in light of the current and anticipated, global economic environment. Ivanhoe Mines is prepared to reconsider its projected pre-construction spending on the Oyu Tolgoi Project and, if necessary, act decisively to further curtail spending if sufficient progress is not made toward the timely conclusion of an Investment Agreement with the Mongolian Government.
FINANCIAL RESULTS (all figures are in U.S. dollars, unless specified in another currency)
In Q3’08, Ivanhoe Mines recorded a net loss of $88.0 million (or $0.23 per share), compared to a net loss of $83.1 million (or $0.22 per share) in Q3’07, representing an increase of $4.9 million. Results for Q3’08 were affected by $59.7 million in exploration expenses, $5.1 million in general and administrative expenses, $2.4 million in accretion expense and $4.1 million in interest expense on the convertible credit facility, $20.0 million in mainly unrealized foreign exchange losses, and $10.7 million in income from discontinued operations.
Exploration expenses of $59.7 million in Q3’08 decreased $15.1 million from $74.8 million in Q3’07. The $59.7 million in exploration expenses consisted mainly of $37.9 million spent in Mongolia for Oyu Tolgoi and Ovoot Tolgoi ($63.9 million in Q3’07). Also included in Q3’08 exploration expense is $17.0 million in costs incurred by Ivanhoe Australia ($7.6 million in Q3’07). The increase of $9.4 million is largely due to $7.0 million in non-cash stock compensation expense incurred in Q3’08 for qualifying rights issued to employees and directors of Ivanhoe Australia at the time of its IPO.
Liquidity and Capital Resources
Recent developments in capital markets have restricted access to debt and equity financing for many companies. As a result, the Company is reviewing its 2009 capital spending requirements. The Company also is assessing its options for financing future capital expenditures in light of prevailing conditions in international credit markets.
At September 30, 2008, consolidated working capital was $426.7 million, including cash and cash equivalents of $460.8 million, compared with working capital of $65.7 million and cash of $145.7 million at December 31, 2007. (At November 14, 2008, the Company’s consolidated cash position was $428.2 million.) Included in the September 30, 2008, cash and cash equivalents balance of $460.8 million was

$38.6 million of SouthGobi’s cash and cash equivalents and $55.6 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for Ivanhoe Mines’ use.
The bulk of Ivanhoe Mines’ expenditures can be deferred based on the status of Ivanhoe Mines’ cash resources. Based on Ivanhoe Mines’ financial position at September 30, 2008, Ivanhoe Mines believes that its existing funds should be sufficient to fund its minimum obligations, including planned Bakyrchik Project obligations and general corporate activities, for at least the next 12 months.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:
1.	Selected Quarterly Data

2.	Review of Operations
A.	Exploration Activities

B.	Discontinued Operations

C.	Administrative and Other
3.	Liquidity and Capital Resources

4.	Share Capital

5.	Outlook

6.	Off-Balance-Sheet Arrangements

7.	Contractual Obligations

8.	Changes in Accounting Policies

9.	Critical Accounting Estimates

10.	Recent Accounting Pronouncements

11.	International Financial Reporting Standards

12.	Risks and Uncertainties

13.	Related-Party Transactions

14.	Changes in Internal Control over Financial Reporting

15.	Qualified Persons

16.	Cautionary Statements

17.	Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2008	2008	2008	2007

Exploration expenses	$(59.7)	$(67.3)	$(57.3)	$(96.6)
General and administrative	(5.1)	(7.5)	(6.8)	(9.0)
Share of income from investment held for sale	—	—	—	—
Foreign exchange (losses) gains	(20.0)	(1.0)	(1.3)	2.3
Gain on sale of long-term investments	—	201.4	—	—
Net (loss) income from continuing operations	(98.7)	118.3	(69.6)	(265.5)
Income from discontinued operations	10.7	9.2	6.0	11.9
Net (loss) income	(88.0)	127.5	(63.6)	(253.6)

Net (loss) income per share — basic
Continuing operations	$(0.26)	$0.32	$(0.19)	$(0.71)
Discontinued operations	$0.03	$0.02	$0.02	$0.04
Total	$(0.23)	$0.34	$(0.17)	$(0.67)

Net (loss) income per share — diluted
Continuing operations	$(0.26)	$0.29	$(0.19)	$(0.71)
Discontinued operations	$0.03	$0.02	$0.02	$0.04
Total	$(0.23)	$0.31	$(0.17)	$(0.67)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2007	2007	2007	2006

Exploration expenses	$(74.8)	$(79.1)	$(53.5)	$(70.4)
General and administrative	(7.0)	(5.9)	(5.2)	(8.9)
Share of income from investment held for sale	—	—	0.4	7.4
Foreign exchange gains (losses)	2.1	6.7	0.8	(3.7)
Gain on sale of long-term investments	—	—	1.0	2.7
Net (loss) from continuing operations	(90.0)	(78.7)	(55.4)	(73.5)
Income from discontinued operations	6.8	4.6	8.6	4.8
Net (loss)	(83.1)	(74.2)	(46.8)	(68.7)

Net (loss) income per share — basic
Continuing operations	$(0.24)	$(0.21)	$(0.15)	$(0.21)
Discontinued operations	$0.02	$0.01	$0.02	$0.01
Total	$(0.22)	$(0.20)	$(0.13)	$(0.20)

Net (loss) income per share — diluted
Continuing operations	$(0.24)	$(0.21)	$(0.15)	$(0.21)
Discontinued operations	$0.02	$0.01	$0.02	$0.01
Total	$(0.22)	$(0.20)	$(0.13)	$(0.20)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international mining company with operations in Central Asia and the Asia Pacific region. The Company’s principal assets include:
•	Ivanhoe Mines’ 100%-owned Oyu Tolgoi Copper and Gold Project in southern Mongolia.

•	Ivanhoe Mines’ 78.9% stake in SouthGobi (TSX-V:SGQ), which is selling coal from its Ovoot Tolgoi Mine in southern Mongolia and has ongoing exploration and development programs at several other Mongolian and Indonesian coal prospects.

•	Ivanhoe Mines’ 82.9% stake in Ivanhoe Australia (ASX:IVA), which is developing its Cloncurry Iron-Oxide-Copper-Gold Project in Queensland, Australia.

•	Ivanhoe Mines’ 49% ownership of the Bakyrchik Gold Mine in Kazakhstan.
Ivanhoe Mines is primarily engaged in exploration activities, although a significant portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often constitute the bulk of Ivanhoe Mines’ operating loss for that period. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
In Q3’08, Ivanhoe Mines recorded a net loss of $88.0 million (or $0.23 per share), compared to a net loss of $83.1 million (or $0.22 per share) in Q3’07, representing an increase of $4.9 million. Results for Q3’08 were affected by $59.7 million in exploration expenses, $5.1 million in general and administrative expenses, $2.4 million in accretion expense and $4.1 million in interest expense on the convertible credit facility, $20.0 million in mainly unrealized foreign exchange losses, and $10.7 million in income from discontinued operations.
Exploration expense of $59.7 million in Q3’08 decreased $15.1 million from $74.8 million in Q3’07. The $59.7 million in exploration expenses consisted mainly of $37.9 million spent in Mongolia for Oyu Tolgoi and Ovoot Tolgoi ($63.9 million in Q3’07). Also included in Q3’08 exploration expense is $17.0 million in costs incurred by Ivanhoe Australia ($7.6 million in Q3’07). The increase of $9.4 million is largely due to $7.0 million in non-cash stock compensation expense incurred in Q3’08 for qualifying rights issued to employees and directors of Ivanhoe Australia at the time of its IPO.
Ivanhoe Mines is well positioned, with quality assets and a significant cash position of approximately $460.8 million, on a consolidated basis at September 30, 2008.
Ivanhoe Mines, like other mining companies, is evaluating the developments in capital markets that have added new conditions and restraints on access to debt and equity financing.
Ivanhoe Mines is reviewing its 2009 capital investment program in light of the current, and anticipated, global economic environment. Ivanhoe Mines is prepared to reconsider its projected pre-construction spending on the Oyu Tolgoi Project, and if necessary, act decisively to further curtail spending if sufficient progress is not made toward the timely conclusion of an Investment Agreement with the Mongolian Government.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines remains focused on opportunities to advance the Company’s flagship Oyu Tolgoi copper-gold project in Mongolia’s South Gobi Region. A start on construction of the planned mine at Oyu Tolgoi has been delayed by a series of Mongolian political events during the past year, including a national general election. Ivanhoe Mines and its strategic partner, Rio Tinto, recently reiterated to the Mongolian Government their readiness to participate in a resumption of discussions to conclude an Investment Agreement for Oyu Tolgoi. The new coalition government has declared that the development of major mineral deposits, including Oyu Tolgoi, is a matter of high priority.
A.	EXPLORATION ACTIVITIES
In Q3’08, Ivanhoe Mines expensed $59.7 million in exploration and development activities, compared to $74.8 million in Q3’07. In Q3’08, Ivanhoe Mines’ exploration activities were focused on the Oyu Tolgoi Project and the Cloncurry Project in Queensland, Australia. A total of $37.9 million was incurred on the Mongolian projects and a further $17.0 million was incurred at Cloncurry.
The exploration expense in Q3’08 consisted of the following exploration and development costs:
EXPLORATION EXPENSES

	Q3’08	% of Total	YTD’08	% of Total

($ in million’s)

Mongolia
Oyu Tolgoi	$27.9	46.7%	$105.2	57.1%
Coal Division	8.5	14.2%	21.5	11.7%
Other Mongolia Exploration (including SouthGobi)	1.5	2.6%	8.9	4.8%

	37.9		135.6
Australia	17.0	28.5%	37.3	20.2%
Indonesia	4.2	7.0%	9.9	5.4%
Other	0.6	1.0%	1.4	0.8%

	$59.7	100.0%	$184.2	100.0%

MONGOLIA
OYU TOLGOI COPPER-GOLD PROJECT
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of copper, gold and molybdenum contained in a porphyry system structural trend with a strike length that extends over 20 kilometres. Mineral resources have been identified in a series of deposits throughout this trend, including the Southern Oyu group of deposits, the Hugo Dummett Deposit and the Heruga Deposit. In March 2008, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc Limited was released. The updated estimates can be found in the 2007 Annual Information Form on www.sedar.com.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Completion of Oyu Tolgoi Investment Agreement declared a priority by new Mongolian Government
A paramount priority for Ivanhoe Mines and its strategic partner, Rio Tinto, is the completion of an acceptable Investment Agreement with the Government of Mongolia to permit investors to proceed with full-scale construction of the Oyu Tolgoi mine and ore-processing complex.
Since Mongolia’s national general election in June 2008, Prime Minister Sanjaa Bayar, members of the Cabinet and members of the State Great Hural have publicly endorsed the objective of ensuring that Oyu Tolgoi is placed into production as quickly as possible. Speaking in September, the Prime Minister described his policy of “accelerated development” of Oyu Tolgoi and other large mineral deposits as an “historic” economic growth opportunity for Mongolia.
The governing Mongolian People’s Revolutionary Party (MPRP) won a clear majority in the June election, gaining 58% of the 76 seats in Parliament. (The winners of four seats have not yet been officially declared). Following the election, the MPRP and opposition Democratic Party (DP) agreed to formally establish a joint government for the next four years. On September 19, 2008, the Mongolian Parliament officially ratified all members of the new coalition Government. Under terms of the joint-government agreement, the MPRP holds 60% of the cabinet seats, with the balance allocated to DP members. The terms of the joint-government agreement include a commitment by Mongolia’s two dominant political parties to assign a high priority to putting “large strategic mineral resource deposits into economic circulation.”
Senior management representatives of Ivanhoe Mines and Rio Tinto met with Prime Minister Bayar in September to discuss the remaining steps necessary to achieve a fair and equitable Investment Agreement for Oyu Tolgoi. Ivanhoe Mines and Rio Tinto were encouraged by the initial steps that have been taken by the new Mongolian government and by the communications that they have had with government representatives. The companies are looking forward to engaging with the government as soon as possible to complete a competitive Investment Agreement that recognizes the realities of the current international investment environment.
In October 2008, an all-party Parliamentary Working Group was established to make recommendations on proposed changes to the 2006 Minerals Law, based on a review of several proposed amendments that had been before the previous Parliament but were not voted on before the election in June. However, after discussions, MPs on the Working Group have proposed an alternative approach. The Working Group has circulated resolutions that would direct the Government to initiate early discussions with Ivanhoe Mines and Rio Tinto for an Oyu Tolgoi Investment Agreement that would be based on the provisions of the existing 2006 Minerals Law. The resolutions would scrap the proposed Minerals Law amendments from the previous Parliament and establish guidelines for Investment Agreements to be concluded for the development of Oyu Tolgoi, and also for the large Tavan Tolgoi coal deposit.
Prime Minister Bayar has made it clear in public statements that he believes an Investment Agreement for Oyu Tolgoi can be concluded without the need for further consideration of amendments to the 2006 Minerals Law. The Parliamentary Working Group’s intention, subject to joint-government concurrence is to present the draft resolutions to the Parliament. When ratified, the resolutions would provide a broad

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
mandate to speed up the process to complete an Investment Agreement and help to ensure that Oyu Tolgoi can begin generating needed economic benefits for Mongolia. Votes on the resolutions are expected to be held in the near future.
Ivanhoe Mines and Rio Tinto remain ready to restart the process for completion of an Investment Agreement, given a reasonable basis for negotiations. In the meantime, the companies are continuing to assess the implications for the Oyu Tolgoi Project and its development schedule as a result of the delays in approval that have been experienced in Mongolia, the sharp declines in commodity prices in recent months and continuing uncertainty in international financial markets.
Oyu Tolgoi exploration concentrated on gap between Heruga and Southern Oyu deposits
Exploration during Q3’08 was concentrated on deep diamond-drilling into the four-kilometre gap between the Heruga and Southern Oyu deposits. In Q3’08, two rigs completed 6,261 metres of drilling in this area. Drilling was conducted on two target areas: On one 20 metres north of the Entrée Joint Venture boundary inside Ivanhoe Mines’ Oyu Tolgoi Mining Licence, the Heruga Deposit mineralization was extended approximately 200 metres to the north. On the other, half-way between Heruga and the Southern Oyu deposits, drilling discovered new, high-grade gold and copper mineralization that is similar to the earlier high-grade discoveries at the Hugo Dummett or Southwest Oyu deposits. Core from this discovery is being assayed.
Underground development at Oyu Tolgoi
Good progress continued to be made during the first half of the quarter on horizontal tunnelling between the bottom of Shaft No. 1 and an underground portion of the Hugo Deposit orebody at Oyu Tolgoi. The tunnelling advanced a total of 199 metres during July and early August. Geotechnical data are being continuously collected as the development advances and specialized geotechnical equipment has been installed in the first of three planned monitoring stations.
On August 16, 2008, a portion of an empty fuel tank being lowered down Shaft No. 1 broke loose from its hoisting harness at the 205-metre level and fell approximately 1,100 metres to the bottom of the shaft. Standard safety precautions routinely observed during such operations ensured that no employees were in direct danger from the falling equipment. The incident caused damage to the shaft infrastructure, including ventilation ducting and electrical cabling. Repairs are underway and underground development tunnelling is expected to resume before the end of 2008. The estimated cost to restore Shaft No. 1 to its original state is approximately $13 million.
Construction of underground infrastructure continued during Q3’08. Work included the construction and commissioning of the electrical sub-station and construction of the workshop and permanent sump facilities. Concrete was poured in all areas adjacent to the station at the 1,300-metre level to ensure that adequate drainage and housekeeping standards are maintained as workplace congestion increases in coming years.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines received $47 million from Rio Tinto for purchase of Oyu Tolgoi mining equipment
On September 30, 2008, Ivanhoe Mines received $47.0 million from Rio Tinto for the purchase of large equipment to be used in the construction of the Oyu Tolgoi copper and gold mining complex in Mongolia.
The $47.0 million is the first tranche of funds under an equipment-sale agreement that was executed in August 2008 between Ivanhoe Mines and Rio Tinto. The agreement provides for Rio Tinto to purchase certain project equipment already purchased or ordered by Ivanhoe Mines while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions on an acceptable Investment Agreement. Ivanhoe Mines received a further $74.5 million on November 12, 2008, as part of the agreement, bringing the aggregate amount received from the sale of the equipment to approximately $121.5 million. Ivanhoe Mines will use these funds for future development of Oyu Tolgoi. In addition, Rio Tinto can require Ivanhoe Mines to purchase the equipment that has been sold to Rio Tinto — and any other equipment purchased by Rio Tinto as part of this agreement — if an acceptable Investment Agreement is reached with the Government of Mongolia. Ivanhoe Mines also has a right of first refusal to repurchase the equipment if Rio Tinto deems it appropriate to use the equipment elsewhere.
Engineering and development advancing in readiness for mine construction
During Q3’08, capital project work concentrated on the progression of engineering, the ongoing construction of some site infrastructure and planning for the start of full-scale construction that is dependent on the completion of an Investment Agreement with the Government of Mongolia. Approximately 600 people were associated with engineering, construction and mining during Q3’08.
Principal priorities remain overall management, engineering support, accounting and all project-related commercial activities. A core focus of the team in Q3’08 was forward planning for construction release. This involves the refinement of detailed schedules, updated costs estimates and construction execution plans.
Engineering work on the concentrator, conducted mostly in North America, is 72% complete and has addressed design requirements for a larger facility. Contracts related to civil work and structural steel designs as well as bidding for the mechanical, electrical, and piping package have been evaluated.
Engineering is largely completed for the major infrastructure components, with support from third-party engineering firms in China and North America. Projects consist of a large-diameter water pipeline to supply the concentrator and camp, an 80-kilometre road to China, an airstrip, a temporary diesel-fuelled power station and general site infrastructure. Detailed engineering on the key packages is approaching completion; detailed design on most packages is expected to be completed in late 2009.
The engineering and construction execution work for Shaft No. 2 continued in North Bay, Canada and is scheduled to be completed in Q1’09. Construction of the shaft at Oyu Tolgoi was suspended in December 2006 and the site remains on care and maintenance. Most long-lead equipment has been

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
ordered and is awaiting manufacture. Engineering for the coal-fired power plant, being conducted in
Beijing, is 30% complete.
Safety performance remained comparatively good on an industry basis, but declined relative to the first two quarters. The site recorded two lost-time injuries, one medical aid and two first-aid treatments during the third quarter. A significant milestone in August saw the drilling crews complete one full year without a lost-time injury. A focus continues to be on safety awareness and job training for the Mongolian underground crews.
Oyu Tolgoi strategic planning continuing on schedule
During the quarter, work continued on schedule on the engineering for the Lift 1 underground block-cave at Oyu Tolgoi. Emphasis was placed on finalizing the mine design and detailing the rock-handling system to transport ore from the cave to the surface. Work also continued on development scheduling, ventilation and services.
In Q3’08, the Senior Underground Mine Engineer joined the Strategic Production Planning Team based in Salt Lake City, Utah, and began Phase 2 of the strategic production planning evaluations for the Hugo North Deposit. The Phase 2 evaluations will test a single-model approach for the two-lift design of Hugo North.
MONGOLIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (78.9% owned)
First sales of coal from Ovoot Tolgoi Mine in Mongolia
The Ovoot Tolgoi coal mine is approximately 45 kilometres north of the Mongolia—China border. The mine is operating 24 hours a day, with four production crews.
During Q3’08, SouthGobi commenced initial sales of coal from the Ovoot Tolgoi mine to customers in China. Three coal products have been established for export from the Ovoot Tolgoi mine — thermal coal, premium thermal coal and metallurgical coal. Coal trucks were loaded at the Ovoot Tolgoi mine site and crossed the border into China on September 22, 2008. This coal shipment is part of a one-year contract, with 300,000 tonnes to be loaded at the Ovoot Tolgoi mine gate in 2008. A second sales contract also is in place for an additional 400,000 tonnes in 2008.
New coal discovery 10 kilometres from Ovoot Tolgoi Mine
On October 8, 2008, SouthGobi announced the discovery of a new coal formation 10 kilometres southeast of the Ovoot Tolgoi mine. The new coal occurrence was discovered through field reconnaissance work. Two trenches approximately three metres deep have been excavated and

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
multiple seams have been uncovered, with up to 15 metres of apparent thickness. To date, the coal field has been defined over a strike length of approximately 1,800 metres.
Based on the successful trenching results, a drilling program has commenced. Initial results have identified multiple coal seams up to 18 metres in apparent thickness. The goal of this initial drilling program is to determine the coal structure, as well as coal quality. Quality results are pending.
INDONESIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (78.9% owned)
SouthGobi increased its working interest in Mamahak Coal Project, Indonesia
In September 2008, SouthGobi announced that it had increased its working interest in the Mamahak Coal Project in East Kalimantan, Indonesia, from 56% to 85% for consideration of $13.2 million, comprised of $8.0 million in cash and 320,000 SouthGobi common shares.
The Mamahak Project is ideally located to supply the Japanese, Korean, Indian and Chinese coastal markets and complements SouthGobi’s established strategic advantage in Mongolia.
AUSTRALIA
IVANHOE AUSTRALIA (82.9% owned)
A$125 million IPO successfully completed; trading initiated on the Australian Stock Exchange
On August 5, 2008, Ivanhoe Mines announced the completion of subsidiary Ivanhoe Australia’s initial public offering (IPO).
The IPO consisted of 62.5 million new shares at an offer price of A$2.00 per share, raising gross proceeds of A$125.0 million. Ivanhoe Australia plans to use a major portion of the IPO proceeds to finance ongoing exploration and development activities on its Cloncurry Project in northwestern Queensland. Also, A$38.4 million of the IPO proceeds was used to partially repay a portion of the A$91.0 million inter-company loan from Ivanhoe Mines. The remaining unsecured loan balance will mature in five years, with interest accruing after 18 months at the rate of BBR (Bank Bill Rate) plus 2.50% per annum.
Ivanhoe Australia, now approximately 82.9% owned by Ivanhoe Mines, began trading on the Australian Stock Exchange on August 6 under the symbol IVA.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Cloncurry IOCG Project reports ongoing discoveries
Ivanhoe Australia incurred exploration expenses of $17.0 million on the Cloncurry Project in Q3’08, compared to $7.6 million in Q3’07. The increase of $9.4 million is largely due to the inclusion in Q3’08 of $7.0 million in non-cash stock compensation expense for qualifying rights issued to employees and directors of Ivanhoe Australia at the time of its IPO.
Ivanhoe Australia is exploring the eastern succession of the Mount Isa Inlier for copper, gold and uranium. Ivanhoe Australia’s key projects at Cloncurry are Mount Elliott, Mount Dore and the Starra Line. In September 2008, Ivanhoe Australia issued JORC-compliant resources for these three projects.
Ivanhoe Australia currently holds 15 exploration permits for minerals and 20 mining leases that total 1,679 square kilometres. Applications have been filed for five additional exploration permits covering 636 square kilometres.
Work in Q3’08 continued to focus on in-fill drilling at Mount Elliott and extensional drilling at Mount Dore.
Mount Elliott Project
Mount Elliott, the largest of the three projects to date, also is one of the largest mineralized systems ever discovered in the historic Cloncurry mining district. It is projected that Mount Elliott could be developed with open pit, sub-level and block-caving mining methods, using a conventional copper-gold flotation recovery process. A scoping study to assess the viability of developing Mount Elliott into a significant mining project is planned following the completion of an updated JORC resource estimate expected in early 2009.
Mount Elliott contains a number of related copper-gold deposits and zones, including Swan, Mount Elliott, Swell and Corbould, and remains open to the west, northwest and southeast, and also at depth.
A total of 17,790 metres of infill drilling was completed during Q3’08, bringing the total drilling on the infill program to almost 40,000 metres and the total drilling in Mount Elliott to 113,624 metres. Drilling focused on testing the western and eastern extensions of the Swan high-grade zone and resulted in several significant intersections of copper and gold mineralization.
The Swan Zone at Mount Elliott has now been tested by 563 holes totalling more than 129,745 metres. Drilling has merged the Swan Zone with the Swell Zone and current drilling is focused on connecting the Corbould, Mount Elliot and Swan zones.
Vertical in-fill drilling has expanded the high-grade central portion of the Swan Zone, allowing a start on planning for future mining of Mount Elliott. Current drilling continues to be focused on the western extensions of the Swan Zone, further delineation of the high-grade zone and in-fill drilling on the open-pittable portion of the deposit.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Mount Dore Project
A scoping study has been commissioned to investigate the viability of developing the Mount Dore project as an open-pit heap-leach and SX-EW project. The study is expected to be completed early in 2009.
In October 2008, Ivanhoe Mines reported the discovery of a significant extension to the Mount Dore sulphide zone and an extremely high-grade, 40-metre-wide molybdenum intersection at Mount Dore.
KAZAKHSTAN
Bakyrchik Gold Mine to form part of new gold company with Ivanhoe partners
On October 3, 2008, Ivanhoe Mines, which held a 70% interest in the Bakyrchik Gold Project in north-eastern Kazakhstan, closed an agreement with several Kazakh strategic partners to consolidate 100% ownership of the project, and other gold-mining assets in Kazakhstan, in a new company: Altynalmas Gold Ltd. (Altynalmas Gold). The final completion of the combination transaction is subject to various regulatory approvals in Kazakhstan, which are expected to be received in Q4’08. Altynalmas Gold initially will focus on the development of its highly prospective Kyzyl Shear assets. Ivanhoe Mines now owns 49% of Altynalmas Gold and will account for its investment using the equity method for Q4’08.
Construction of the demonstration plant at the Bakyrchik Gold Project was completed at the end of Q3’08, with commissioning commencing in Q4’08. The production ramp-up will commence in November 2008, with the plant targeted to reach its planned capacity of 100,000 tonnes per annum in Q1’09. The plant uses roasting to oxidize the ore, followed by conventional grinding and cyanidation. Bakyrchik has a stockpile of ore that will provide the initial feed for the plant, with production of underground ore planned to begin in Q3’09.
CHINA
Exploration continues in Northern China, focusing on high-quality projects for acquisition
Reconnaissance field exploration in central Inner Mongolia and surrounding provinces continued during Q3’08. The program initially is targeting known unlicensed and licensed gold, silver, base metal, copper and nickel-PGM (platinum group metals) occurrences and deposits. Work involves detailed data reviews, field traverses and systematic sampling of all occurrences and deposits. The program’s purpose is to identify high-quality, semi-advanced and grass-roots projects for acquisition through licence-bidding application over unlicensed targets and joint-venture formation with, or direct purchase from, the existing licence holders.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
B.	DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River mining operations in Tasmania, Australia, for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006.
Ivanhoe Mines received the first contingent annual payment of $28.2 million in 2006. The second contingent annual payment of $20.3 million was received in 2007.
On March 31, 2008, Ivanhoe Mines received an amount of $18.0 million in relation to the third annual contingent payment and accrued the remaining $11.2 million as a receivable. On April 2, 2008, Ivanhoe Mines received a further $10.0 million and the remaining $1.2 million was received on July 2, 2008.
To date, Ivanhoe Mines has received $99.2 million in proceeds from the sale of Savage River.
At September 30, 2008, Ivanhoe Mines had accrued a $19.9 million receivable in relation to the fourth contingent annual payment due in March 2009. This amount is calculated based upon the actual tonnes of iron ore sold during the six-month period that ended September 30, 2008, and the escalating price formula.
C.	ADMINISTRATIVE AND OTHER
General and administrative costs. Administrative costs in Q3’08 were $1.8 million lower than Q3’07 mainly due to a decrease in legal, contract accounting and other consulting costs.
Interest income. The $1.1 million increase in interest income was due to higher average cash balances in Q3’08 compared to Q3’07.
Interest expense. The $4.1 million in interest expense for Q3’08 represented accrued interest on the convertible credit facility with Rio Tinto.
Foreign exchange loss. The $20.0 million foreign exchange loss during Q3’08 was mainly attributable to the weakening of the Canadian dollar against the U.S. dollar during Q3’08. The majority of this foreign exchange loss ($16.1 million) was unrealized at September 30, 2008.
Writedown of long-term investments. The $3.8 million writedown of long-term investments relates to other-than-temporary impairment losses recorded on the Company’s investments in Redox Diamonds and Jinshan Gold Mines Inc.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Operating activities. The $77.2 million of cash used in operating activities from continuing operations in Q3’08 primarily was the result of $49.8 million in cash exploration expenditures and a $16.3 million change in non-operating working capital.
Investing activities. The $6.4 million of cash used in investing activities in Q3’08 consisted of $38.7 million in property, plant and equipment payments mainly relating to Oyu Tolgoi and Ovoot Tolgoi, $13.2 million for the purchase of 9.0 million additional shares of Ivanhoe Australia, offset by the $47.0 million received from Rio Tinto for the sale of certain equipment.
Financing activities. Financing activities of $108.1 million in Q3’08 mainly consisted of the $106.4 million in proceeds received by Ivanhoe Australia on their initial public offering.
Liquidity and Capital Resources
Recent developments in capital markets have restricted access to debt and equity financing for many companies. As a result, the Company is reviewing its 2009 capital spending requirements. The Company also is assessing its options for financing future capital expenditures in light of prevailing conditions in international credit markets.
At September 30, 2008, consolidated working capital was $426.7 million, including cash and cash equivalents of $460.8 million, compared with working capital of $65.7 million and cash of $145.7 million at December 31, 2007. (At November 14, 2008, the Company’s consolidated cash position was $428.2 million.) Included in the September 30, 2008, cash and cash equivalents balance of $460.8 million was $38.6 million of SouthGobi’s cash and cash equivalents and $55.6 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for Ivanhoe Mines’ use.
The bulk of Ivanhoe Mines’ expenditures can be deferred based on the status of Ivanhoe Mines’ cash resources. Based on Ivanhoe Mines’ financial position at September 30, 2008, Ivanhoe Mines believes that its existing funds should be sufficient to fund its minimum obligations, including planned Bakyrchik Project obligations and general corporate activities, for at least the next 12 months.
Should Ivanhoe Mines be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto, with the result that Rio Tinto elects not to proceed with the second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for the remainder of 2008 and thereafter. Ivanhoe Mines will continue to assess the need for project financing relating to the development of power and other infrastructure-related activities in association with the Oyu Tolgoi Project. See “Outlook” for further details.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Asset-Backed Commercial Paper
At September 30, 2008, the Company held non-bank-sponsored asset-backed commercial paper (ABCP) issued by a number of trusts with an original cost of $67.2 million, This ABCP was rated by DBRS as R-1 (high) at the date of investment and met the criteria of the Company’s investment policy. An R-1 (high) rating by DBRS is the highest rating for commercial paper. These investments matured during Q3’07 but, as a result of liquidity issues in the ABCP market, did not settle on maturity.
On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the Montreal Proposal). Under the proposal, the affected ABCP will be converted into term floating-rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.
On September 6, 2007, a pan-Canadian restructuring committee (the Committee) consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP market. On March 17, 2008, the Committee filed an application in the Ontario Superior Court of Justice (the Court) under the Companies’ Creditors Arrangement Act asking the Court to call a meeting of the ABCP noteholders. On March 20, 2008, the Committee made available additional documents outlining the details of the proposed restructuring plan. On April 25, 2008, the plan was approved by the noteholders and was sanctioned by the Court in June 5, 2008 (the Sanction Order). On June 25 and 26, 2008, the Court of Appeal for Ontario heard motions from a group of Montreal Proposal ABCP holders seeking leave to appeal, and an appeal of, the Sanction Order (the Appeal). The Appeal was heard and a denial decision was rendered on August 18, 2008. Some of these noteholders (including Ivanhoe Mines) sought leave to appeal that decision to the Supreme Court of Canada (the SCC). On September 19, 2008, the SCC announced that it would not grant leave to hear the appeal. The Committee now has commenced the process for implementation of the restructuring plan, which is expected to be completed by the end of November 2008.
Based on the Information Statement received from the Committee on March 20, 2008, and other public information, the Company estimates that, of the $67.2 million of ABCP in which the Company has invested:
•	$4.8 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement Traditional Asset (TA) Tracking long-term floating rate notes;

•	$57.5 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes. The Company expects to receive replacement notes with par values as follows;
•	Class A-1: $25.8 million

•	Class A-2: $25.7 million

•	Class B: $4.3 million

•	Class C: $1.7 million; and

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•	$4.8 million is represented by assets that have an exposure to U.S. mortgages and sub-prime mortgages and the Company, on restructuring, will receive Ineligible Asset (IA) Tracking long-term, floating rate notes.
The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments.
The Company has used a scenario-based probability-weighted discounted cash flow approach to value its ABCP that considered expected interest rates of 3.3%, estimated restructuring fees, estimated renegotiated maturity dates of five to seven years, and estimated principal reductions ranging from 0% to 100%, depending on the nature of the underlying assets and the scenario modelled. As a result of this valuation, the Company recorded a write-down of $24.5 million in 2007, representing 36.5% of the original face value. No additional impairment has been recorded in 2008.
Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP, which would impact the Company’s results from operations.
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, other current assets, long-term investments, other long-term investments, accounts payable and accrued liabilities, amounts due under credit facilities and loans payable to related parties.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the ABCP, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the convertible credit facility and amounts due under credit facilities. Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SHARE CAPITAL
At November 14, 2008, the Company had a total of:
•	377.8 million common shares outstanding.

•	19.1 million incentive stock options outstanding, with a weighted average exercise price of C$9.00 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$16.79 per share.

•	92.1 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between US$8.38 and US$9.02 per share (Series A and B warrants). These warrants are exercisable until two years after the earlier of completion of the Investment Agreement and October 27, 2009.

•	35.0 million Series C share purchase warrants outstanding granted to Rio Tinto as part of the $350.0 million credit facility agreement, with an exercise price of US$10.00 per share. These warrants are exercisable until October 24, 2012.
OUTLOOK
The information below is in addition to the disclosure concerning specific operations included in the Review of Operations section of this MD&A.
General Economic Conditions
Current problems in credit markets and deteriorating global economic conditions have lead to a significant weakening of exchange traded commodity prices in recent months, including precious and base metal prices. Volatility in these markets has also been unusually high. It is difficult in these conditions to forecast metal prices and demand trends for products that we expect to produce from our operations. Credit market conditions have also increased the cost of obtaining capital and limited the availability of funds. Accordingly, management is reviewing the effects of the current conditions on our business.
Exchange rates
The Company holds a portion of its cash resources in currencies other than the US$. The Company expects to incur future expenditures in currencies other than the US$, most notably in Canadian and Australian dollar expenditures. As a result, exchange gains and losses from holding Canadian and Australian dollars are primarily unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Capital Expenditures
We are reviewing our capital spending in light of current market conditions and our expectation of achieving an acceptable Investment Agreement in 2009. As a result of our review, the Company may curtail a portion of its capital and operating expenditures in 2009.
The Company continues to focus major efforts on finalizing an acceptable Investment Agreement with the Government of Mongolia. To date, the Company has updated the 2005 Integrated Development Plan (2005 IDP) project plan to reflect changes to several key areas. The main changes from the 2005 IDP are expected to be:
•	Increasing mill throughput to a nominal 100,000 tonne-per-day from the original 85,000 tonne-per-day outlined in the 2005 IDP.

•	The construction of a 3x150 MW coal-fired power station in Mongolia for the project. The 2005 IDP envisioned that power could be imported from China’s Inner Mongolian power grid at an expected price of $0.0426 c/kWh. The current plan incorporates a power plant constructed at the site delivering power at a long-term average of $0.0233 c/kWh.

•	Optimization of underground production to prioritize higher-grade ore.

•	Updating of all major capital and operating estimates to reflect scope changes and escalation.

•	A review of all economic drivers, including metal prices, recoveries, selling assumptions etc.

•	The impact of changes in Mongolian laws.

•	The conclusion of an Investment Agreement similar to the draft agreement that was negotiated with a government-appointed working group in 2007.
The draft 2008 IDP cannot be finalized until an Investment Agreement is concluded with the Government of Mongolia. In addition, work has been prepared on the basis that Ivanhoe Mines will retain access to equipment previously purchased and that Ivanhoe Mines will purchase other long-lead-time equipment as noted in the development plan. An agreement has been executed with Rio Tinto that provides for the purchase by Rio Tinto of certain project equipment already purchased by Ivanhoe Mines and the funding of future equipment purchases while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions toward an acceptable Investment Agreement. In aggregate, Ivanhoe Mines has to date received approximately $121.5 million from the sale of the equipment to Rio Tinto. In addition, Rio Tinto can require Ivanhoe Mines to purchase the equipment that has been sold to Rio Tinto — and any other equipment purchased by Rio Tinto as part of this agreement — if an acceptable Investment Agreement is reached with the Government of Mongolia. Ivanhoe Mines also has a right of first refusal to repurchase the equipment if Rio Tinto deems it appropriate to use the equipment elsewhere.
Should Ivanhoe Mines be unable to, or decide not to, reacquire long-lead-time equipment that has been purchased or committed to, the draft 2008 IDP will need to be modified to reflect the corresponding changes to the mine plan and the impact on the Oyu Tolgoi project economics.
Other information
The Company is actively involved in advancing several other projects. These activities are expected to continue through the remainder of 2008, with a focus on subsidiary SouthGobi and its mining of coal;

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
subsidiary Ivanhoe Australia and its development activities on its Cloncurry tenements; and the Bakyrchik Gold Project, which has completed construction of its demonstration plant. At the present time, SouthGobi and Ivanhoe Australia have sufficient funds to advance their operations and development plans for 2009. Altynalmas Gold is reviewing its operating plans to determine the amount of funding that it will require from its shareholders, of which Ivanhoe Mines owns 49%.
OFF-BALANCE-SHEET ARRANGEMENTS
During the quarter ended September 30, 2008, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
As at September 30, 2008, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2007.
CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (FAS 157). In February 2008, the FASB issued a staff position that delays the effective date of SFAS 157 for all non-financial assets and liabilities except for those recognized or disclosed at least annually. Therefore, the Company has adopted the provision of FAS 157 with respect to its financial assets and liabilities only. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined under FAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measure date.
Valuation techniques used to measure fair value under FAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair-value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial condition.
Effective January 1, 2008, the Company adopted FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this Statement.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
As highlighted in the MD&A for the year ended December 31, 2007, income taxes is an area that the Company makes certain estimates that require judgment to be exercised. During Q2’08, the Company commenced a review of its Canadian operating and capital tax losses. These losses historically have not been recognized on the balance sheet as the Company has not expected to realize them in the near future. The sale of the Company’s interest in Jinshan in Q2’08 is expected to result in the Company utilizing some of these tax losses. The tax review currently is ongoing. Although the Company expects the quantum of the losses to change, it has determined on a preliminary basis, that it will have adequate tax losses to shelter any gain from the Jinshan sale.
Other than the tax estimates described above, the Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2007.
RECENT ACCOUNTING PRONOUNCEMENTS
There are no recently issued United States accounting pronouncements other than those the Company previously disclosed in it MD&A for the year ended December 31, 2007.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The CSA Staff issued Staff Notice 52-321 “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB” on June 27, 2008 which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, Ivanhoe Mines is not required to convert to IFRS effective January 1, 2011. On August 27, 2008, the SEC issued a proposal which would require SEC registrants to issue their financial statement under IFRS beginning in 2014, 2015 or 2016 depending on the size of the issuer. Ivanhoe Mines is currently assessing the costs/benefits of its two options being (1) a potential conversion consistent with other Canadian issuers; or (2) a potential conversion consistent with other SEC registrants.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2007.
RELATED-PARTY TRANSACTIONS
The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. For further details regarding the nature and relationship of these related party expenditures please refer to the MD&A for the year ended December 31, 2007.

	3 months ended September 30,		9 months ended September 30,
	2008	2007	2008	2007

Global Mining Management Corp.	$2,034	$2,054	$5,695	$5,870
Ivanhoe Capital Aviation LLC	960	960	2,880	2,880
Fognani & Faught, PLLC	301	369	561	1,257
Rio Tinto plc	230	117	1,963	419
Ivanhoe Capital Pte. Ltd.	—	—	—	10
Ivanhoe Capital Services Ltd.	150	311	371	674

	$3,675	$3,811	$11,470	$11,110

	3 months ended September 30,		9 months ended September 30,
	2008	2007	2008	2007

Exploration	$230	$117	$1,963	$419
Legal	301	369	561	1,257
Office and administrative	643	714	1,864	2,031
Salaries and benefits	1,541	1,651	4,202	4,523
Travel (including aircraft rental)	960	960	2,880	2,880

	$3,675	$3,811	$11,470	$11,110

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at September 30, 2008, included $0.4 million and $2.2 million, respectively (September 30, 2007 — $0.3 million and $2.8 million, respectively), which were due

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
At the end of September 30, 2008, Ivanhoe Mines’ discontinued Savage River operations owed approximately $5.1 million to the Company’s Chairman. This debt originated as a result of the December 2000 acquisition, by Ivanhoe Mines, of the Savage River operation. Following the sale of the Savage River operations in February 2005, repayment of this balance was contingent upon Ivanhoe Mines receiving proceeds in excess of approximately $111.1 million from the sale of the Savage River operations. Subsequent to September 30, 2008, Ivanhoe Mines discharged the obligation and has therefore reclassified the amount as a current liability.
During October 2008, Ivanhoe Mines purchased 1.0 million common shares and 3.4 million special warrants of Ivanhoe Nickel & Platinum Ltd (Ivanplats) from two asset management firms for consideration of 2.2 million common shares of Ivanhoe Mines. The transaction closed October 24, 2008. Ivanplats is a private company and is related to Ivanhoe Mines by directors in common. Ivanhoe Mines now owns 5.4% of Ivanplats’ share capital on a fully diluted basis.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended September 30, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the “qualified persons” (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines

Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Gene Wusaty, P.Eng, SouthGobi	Officer of SouthGobi
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
December 31, 2007, and other continuous disclosure documents filed by the Company since January 1, 2008, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,”

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
“should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “will”, “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the timing for completion of the 2008 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; future coal sales from SouthGobi Energy’s coal mines and projects; the expected production of gold from the rotary-kiln demonstration plant at the Bakyrchik Gold Project; the success of the resource delineation and exploration programs at Ivanhoe Australia’s Cloncurry projects; the potential of plans to make non-core projects self-funding, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, John Macken, President and Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ending September 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: November 14, 2008

“John Macken”
John Macken
President and Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ending September 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: November 14, 2008.

“Tony Giardini”
Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

November 14, 2008
Ivanhoe Mines issues financial results and review of operations for the third quarter of 2008
Ivanhoe has financial reserves to continue to advance its flagship copper and gold development properties
SINGAPORE — Ivanhoe Mines Ltd. today announced its results for the third quarter that ended September 30, 2008. (Note: all figures are in U.S. dollars, unless stated in another currency.)
Summary of significant achievements and developments since July 1, 2008
•	Ivanhoe Mines remains focused on opportunities to advance the company’s flagship Oyu Tolgoi copper-gold project in Mongolia’s South Gobi Region. A start on construction of the planned mine at Oyu Tolgoi has been delayed by a series of Mongolian political events during the past year, including a national general election. Ivanhoe Mines and its strategic partner, Rio Tinto, recently reiterated to the Mongolian Government their readiness to participate in a resumption of discussions to conclude an Investment Agreement for Oyu Tolgoi. The new coalition government has declared that the development of major mineral deposits, including Oyu Tolgoi, is a matter of high priority.

•	A Working Group of elected members of Mongolia’s State Great Hural (National Parliament) now has prepared two draft resolutions that would direct the Government to speed up the process, begin working with Ivanhoe Mines and Rio Tinto and submit a proposed Investment Agreement to the Parliament to clear the way for construction to start on the Oyu Tolgoi mining complex. The resolutions also would end the year-long wait for possible changes to Mongolia’s Minerals Law and direct the Government to initiate discussions with the investors based on the provisions of the existing 2006 Minerals Law. Votes on the resolutions are expected to be held in the near future.

•	Exploration drilling in southern Oyu Tolgoi has discovered high-grade gold and copper mineralization that is similar to the earlier high-grade discoveries at the Hugo Dummett or Southwest Oyu deposits. Assay results are pending. The discovery is in the four-kilometre gap between the Heruga Deposit and Ivanhoe’s 100%-owned Southern Oyu deposits that were delineated by Ivanhoe’s exploration several years ago. Drilling is continuing, with an objective of establishing whether there is a continuous, high-grade mineralized connection between the more recently discovered Heruga Deposit and the major deposits to the north.

•	Drilling at Oyu Tolgoi also has successfully extended the Heruga Deposit approximately 200 metres to the north, onto ground held 100% by Ivanhoe Mines. The bulk of Heruga identified to date is on ground held in an 80%-20% joint venture between Ivanhoe Mines and Entrée Gold respectively.

•	Ivanhoe Mines received $47.0 million from Rio Tinto on September 30, 2008, for the purchase of large equipment to be used in the construction of the Oyu Tolgoi copper and gold mining complex in Mongolia, or elsewhere as Rio Tinto deems appropriate. Ivanhoe Mines received a further $74.5

2

million on November 12, 2008, as part of the agreement, bringing the aggregate amount received from the sale of the equipment to approximately $121.5 million.
•	SouthGobi Energy Resources made the first deliveries on sales of coal from its new Ovoot Tolgoi open-pit mine in southern Mongolia — a major milestone as SouthGobi begins to establish itself as a competitive producer in the Asian coal market. SouthGobi, 78.9% owned by Ivanhoe Mines, also increased its working interest in the Mamahak Coal Project in East Kalimantan, Indonesia, from 56% to 85% for a consideration of $13.2 million, comprised of $8.0 million in cash and 320,000 SouthGobi common shares.

•	Ivanhoe Mines is continuing to seek opportunities to realize its objective to daylight value for shareholders from mineral resource projects that have been assembled within the company’s portfolio of assets over the years and supported through direct investments.

•	The A$125 million IPO of Ivanhoe Australia was successfully completed and trading was initiated on the Australian Stock Exchange on August 6th under the symbol IVA. A portion of the IPO proceeds was used to repay an amount of A$38 million owed to parent company Ivanhoe Mines as an inter-corporate loan that had been advanced to fund Ivanhoe Australia’s initial exploration program in the state of Queensland. Ivanhoe Australia subsequently reported mineral inventories at three of its Cloncurry district projects, and new copper-gold and molybdenum discoveries from ongoing exploration.

•	In Kazakhstan, Ivanhoe Mines and three Kazakh strategic partners — Sumeru, JSC AK Altynalmas and Medoro Partners — completed an agreement on October 3, 2008, to form a new mining and exploration company, Altynalmas Gold Ltd. The new venture consolidates within Altynalmas Gold 100% ownership of the Bakyrchik Gold Mine and also of the nearby, 15-kilometre-long Kryzyl Gold Project — consisting of the Bakyrchik Venture’s Kyzyl Shear Project and Sumeru’s Bolshevik Gold Project. The Bakyrchik Mining Venture previously was 70% owned by Ivanhoe Mines and 30% owned by JSC AK Altynalmas.

•	The demonstration rotary-kiln roaster plant at the Bakyrchik Gold Mine, in northeastern Kazakhstan, is being commissioned this month and will enable the mine to resume gold production.
Ivanhoe Mines’ President and Chief Executive Officer John Macken said that Ivanhoe Mines is well positioned with quality assets and a significant cash position of approximately US$460.8 million, on a consolidated basis, at September 30, 2008.
“We believe that shares in soundly established companies that have strong working capital positions, excellent project portfolios, experienced partners and proven management teams, such as Ivanhoe Mines, will hold very attractive upside appeal for investors in coming months.
“We expect that the world’s key economic drivers —including major infrastructure investments, industrialization and urbanization in China and India, for example — will resume higher rates of growth and help to underpin strengthening demand for many commodities, including copper and coal.”
Mr. Macken said that Ivanhoe Mines, like other mining companies, is evaluating the developments in capital markets that have added new conditions and restraints on access to debt and equity financing.
“We are reviewing our 2009 capital investment program in light of the current and anticipated, global economic environment. We are prepared to reconsider our projected pre-construction spending on the Oyu Tolgoi Project and, if necessary, act decisively to further curtail spending if sufficient progress is not made toward the timely conclusion of an Investment Agreement with the Mongolian Government.”

3
MONGOLIA: Ivanhoe Mines’ Oyu Tolgoi Copper-Gold Project
Completion of Oyu Tolgoi Investment Agreement declared a priority by new Mongolian Government
A paramount priority for Ivanhoe Mines and its strategic partner, Rio Tinto, is the completion of an acceptable Investment Agreement with the Government of Mongolia to permit the investors to proceed with full-scale construction of the Oyu Tolgoi mine and ore-processing complex.
Since Mongolia’s national general election in June 2008, Prime Minister Sanjaa Bayar, members of the Cabinet and members of the State Great Hural have publicly endorsed the objective of ensuring that Oyu Tolgoi is placed into production as quickly as possible. Speaking in September, the Prime Minister described his policy of “accelerated development” of Oyu Tolgoi and other large mineral deposits as an “historic” economic growth opportunity for Mongolia.
The governing Mongolian People’s Revolutionary Party (MPRP) won a clear majority in the June election, gaining 58% of the 76 seats in Parliament. (The winners of four seats have not yet been officially declared). Following the election, the MPRP and opposition Democratic Party (DP) agreed to formally establish a joint government for the next four years. On September 19, the Mongolian Parliament officially ratified all members of the new coalition Government. Under terms of the joint-government agreement, the MPRP holds 60% of the cabinet seats, with the balance allocated to DP members. The terms of the joint-government agreement include a commitment by Mongolia’s two dominant political parties to assign a high priority to putting “large strategic mineral resource deposits...into economic circulation.”
Senior management representatives of Ivanhoe Mines and Rio Tinto met with Prime Minister Bayar in September to discuss the remaining steps necessary to achieve a fair and equitable Investment Agreement for Oyu Tolgoi. As part of a joint-company statement issued on October 17, Bret Clayton, Rio Tinto’s Chief Executive, Copper & Diamonds, and a Director of Ivanhoe Mines, said that the companies were “encouraged by the initial steps that have been taken by the new Mongolian government and by the communications that we have had with government representatives.” Mr. Clayton also added: “We are looking forward to engaging with the government as soon as possible to complete a competitive Investment Agreement that recognizes the realities of the current international investment environment.”
In October, an all-party Parliamentary Working Group was established to make recommendations on proposed changes to the 2006 Minerals Law, based on a review of several proposed amendments that had been before the previous Parliament but were not voted on before the election in June. However, after discussions, MPs on the Working Group have proposed an alternative approach. The Working Group has circulated resolutions that would direct the Government to initiate early discussions with Ivanhoe Mines and Rio Tinto for an Oyu Tolgoi Investment Agreement that would be based on the provisions of the existing 2006 Minerals Law. The resolutions would scrap the proposed Minerals Law amendments from the previous Parliament and establish guidelines for Investment Agreements to be concluded for the development of Oyu Tolgoi, and also for the large Tavan Tolgoi coal deposit.
Prime Minister Bayar has made it clear in public statements that he believes an Investment Agreement for Oyu Tolgoi can be concluded without the need for further consideration of amendments to the 2006 Minerals Law. The Parliamentary Working Group’s intention, subject to joint-government concurrence, is to present the draft resolutions to the Parliament. When ratified, the resolutions would provide a broad mandate to speed up the process to complete an Investment Agreement and help to ensure that

 4
Oyu Tolgoi can begin generating needed economic benefits for Mongolia. Votes on the resolutions are expected to be held in the near future.
Ivanhoe Mines and Rio Tinto remain ready to restart the process for completion of an Investment Agreement, given a reasonable basis for negotiations. In the meantime, the companies are continuing to assess the implications for the Oyu Tolgoi Project and its development schedule as a result of the delays in approval that have been experienced in Mongolia, the sharp declines in commodity prices in recent months and continuing uncertainty in international financial markets.
Oyu Tolgoi exploration concentrated on gap between Heruga and Southern Oyu deposits
Exploration during Q3’08 was concentrated on deep diamond-drilling into the four-kilometre gap between the Heruga and Southern Oyu deposits. In Q3’08, two rigs completed 6,261 metres of drilling in this area. Drilling was conducted on two target areas. On one, 20 metres north of the Entrée Joint Venture boundary inside Ivanhoe Mines’ Oyu Tolgoi Mining Licence, the Heruga Deposit mineralization was extended approximately 200 metres to the north. On the other, half-way between Heruga and the Southern Oyu deposits, drilling discovered new, high-grade gold and copper mineralization that is similar to the earlier high-grade discoveries at the Hugo Dummett or Southwest Oyu deposits. Core from this discovery is being assayed.
Underground development at Oyu Tolgoi
Good progress continued to be made during the first half of the quarter on horizontal tunnelling between the bottom of Shaft No. 1 and an underground portion of the Hugo Deposit orebody at Oyu Tolgoi. The tunnelling advanced a total of 199 metres during July and early August. Geotechnical data are being continuously collected as the development advances and specialized geotechnical equipment has been installed in the first of three planned monitoring stations.
On August 16, 2008, a portion of an empty fuel tank being lowered down Shaft No. 1 broke loose from its hoisting harness at the 205-metre level and fell approximately 1,100 metres to the bottom of the shaft. Standard safety precautions routinely observed during such operations ensured that no employees were in direct danger from the falling equipment. The incident caused damage to the shaft infrastructure, including ventilation ducting and electrical cabling. Underground development tunnelling is expected to resume before the end of 2008 following completion of repairs.
Construction of underground infrastructure continued during Q3’08. Work included the construction and commissioning of the electrical sub-station and construction of the workshop and permanent sump facilities. Concrete was poured in all areas adjacent to the station at the 1,300-metre level to ensure that adequate drainage and housekeeping standards are maintained as workplace congestion increases in coming years.
Ivanhoe Mines received $47 million from Rio Tinto for purchase of Oyu Tolgoi mining equipment
On September 30, 2008, Ivanhoe Mines received $47.0 million from Rio Tinto for the purchase of large equipment to be used in the construction of the Oyu Tolgoi copper and gold mining complex in Mongolia.
The $47.0 million is the first tranche of funds under an equipment-sale agreement that was executed in August 2008 between Ivanhoe Mines and Rio Tinto. The agreement provides for Rio Tinto to purchase certain project equipment already purchased or ordered by Ivanhoe Mines while Ivanhoe Mines and

 5
RioTinto continue to engage the Government of Mongolia in discussions on an acceptable Investment Agreement. Ivanhoe Mines received a further $74.5 on November 12, 2008, as part of the agreement, bringing the aggregate amount received from the sale of the equipment to approximately $121.5 million. Ivanhoe Mines will use these funds for future development of Oyu Tolgoi. In addition, Rio Tinto can require Ivanhoe Mines to purchase the equipment that has been sold to Rio Tinto — and any other equipment purchased by Rio Tinto as part of this agreement — if an acceptable Investment Agreement is reached with the Government of Mongolia. Ivanhoe Mines also has a right of first refusal to repurchase the equipment if Rio Tinto deems it appropriate to use the equipment elsewhere.
Engineering and development advancing in readiness for mine construction
During Q3’08, capital project work concentrated on the progression of engineering, the ongoing construction of some site infrastructure and planning for the start of full-scale construction that is dependent on the completion of an Investment Agreement with the Government of Mongolia. Approximately 600 people were associated with engineering, construction and mining during Q3’08.
Principal priorities remain overall management, engineering support, accounting and all project-related commercial activities. A core focus of the team in Q3’08 was forward planning for construction release. This involves the refinement of detailed schedules, updated costs estimates and construction execution plans.
Engineering work on the concentrator, conducted mostly in North America, is 72% complete and has addressed design requirements for a larger facility. Contracts related to civil work and structural steel designs, as well as bidding for the mechanical, electrical, and piping package, have been evaluated.
Engineering is largely completed for the major infrastructure components, with support from third-party engineering firms in China and North America. Projects consist of a large-diameter water pipeline to supply the concentrator and camp, an 80-kilometre road to China, an airstrip, a temporary diesel-fuelled power station and general site infrastructure. Detailed engineering on the key packages is approaching completion; detailed design on most packages is expected to be completed in late 2009.
The engineering and construction execution work for Shaft No. 2 continued in North Bay, Canada and is scheduled to be completed Q1’09. Construction of the shaft at Oyu Tolgoi was suspended in December 2006 and the site remains on care and maintenance. Most long-lead equipment has been ordered and is awaiting manufacture. Engineering for the coal-fired power plant, being conducted in Beijing, is 30% complete.
Safety performance remained comparatively good on an industry basis, but declined relative to the first two quarters. The site recorded two lost-time injuries, one medical aid and two first-aid treatments during the third quarter. A significant milestone in August saw the drilling crews complete one full year without a lost-time injury. A focus continues to be on safety awareness and job training for the Mongolian underground crews.
Oyu Tolgoi strategic planning continuing on schedule
During the quarter, work continued on schedule on the engineering for the Lift 1 underground block-cave at Oyu Tolgoi. Emphasis was placed on finalizing the mine design and detailing the rock-handling system to transport ore from the cave to the surface. Work also continued on development scheduling, ventilation and services.
In Q3’08, the Senior Underground Mine Engineer joined the Strategic Production Planning Team based in Salt Lake City, Utah, and began Phase 2 of the strategic production planning evaluations for the

 6
Hugo North Deposit. The Phase 2 evaluations will test a single-model approach for the two-lift design of Hugo North.
MONGOLIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (78.9% owned)
First sales of coal from Ovoot Tolgoi Mine in Mongolia
The Ovoot Tolgoi coal mine is approximately 45 kilometres north of the Mongolia—China border. The mine is operating 24 hours a day, with four production crews.
During Q3’08, SouthGobi commenced initial sales of coal from the Ovoot Tolgoi mine to customers in China. Three coal products have been established for export from the Ovoot Tolgoi mine — thermal coal, premium thermal coal and metallurgical coal. Coal trucks were loaded at the Ovoot Tolgoi mine site and crossed the border into China on September 22, 2008. This coal shipment is part of a one-year contract, with 300,000 tonnes to be loaded at the Ovoot Tolgoi mine gate in 2008. A second sales contract also is in place for an additional 400,000 tonnes in 2008.
New coal discovery 10 kilometres from Ovoot Tolgoi Mine
On October 8, 2008, SouthGobi announced the discovery of a new coal formation 10 kilometres southeast of the Ovoot Tolgoi mine. The new occurrence was discovered through field reconnaissance work. Two trenches approximately three metres deep have been excavated and multiple seams have been uncovered, with up to 15 metres of apparent thickness. To date, the coal field has been defined over a strike length of approximately 1,800 metres.
Based on the successful trenching results, a drilling program has commenced. Initial results have identified multiple coal seams up to 18 metres in apparent thickness. The goal of this initial drilling program is to determine the coal structure, as well as coal quality. Quality results are pending.
INDONESIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (78.9% owned)
SouthGobi increased its working interest in Mamahak Coal Project, Indonesia
In September 2008, SouthGobi announced that it had increased working interest in the Mamahak Coal Project in East Kalimantan, Indonesia, from 56% to 85% for consideration of $13.2 million, comprised of $8.0 million in cash and 320,000 SouthGobi common shares.
The Mamahak Project is ideally located to supply the Japanese, Korean, Indian and Chinese coastal markets and complements SouthGobi’s established strategic advantage in Mongolia.

7
AUSTRALIA
IVANHOE AUSTRALIA (82.9% owned)
A$125 million IPO successfully completed;
trading initiated on the Australian Stock Exchange
On August 5, 2008, Ivanhoe Mines announced the completion of subsidiary Ivanhoe Australia’s initial public offering (IPO).
The IPO consisted of 62.5 million new shares at an offer price of A$2.00 per share, raising gross proceeds of A$125.0 million. Ivanhoe Australia plans to use a major portion of the IPO proceeds to finance ongoing exploration and development activities on its Cloncurry Project, in northwestern Queensland. Also, A$38.4 million of the IPO proceeds was used to partially repay a portion of the A$91.0 million inter-company loan from Ivanhoe Mines. The remaining unsecured loan balance will mature in five years, with interest accruing after 18 months at the rate of BBR (Bank Bill Rate) plus 2.50% per annum.
Ivanhoe Australia, now approximately 82.9% owned by Ivanhoe Mines, began trading on the Australian Stock Exchange on August 6 under the symbol IVA.
Study of potential mine at Mount Elliott discovery planned in 2009
In September, Ivanhoe Australia issued JORC resource estimates for three Cloncurry projects: Mount Elliott, the Starra Line and Mount Dore.
Mount Elliott, the largest of the three projects to date, also is one of the largest mineralized systems ever discovered in the historic Cloncurry mining district. It is projected that Mount Elliott could be developed with open pit, sub-level and block-caving mining methods, using a conventional copper-gold flotation recovery process. A scoping study to assess the viability of developing Mount Elliott into a significant mining project is planned following the completion of an updated JORC resource estimate expected in early 2009.
The extensive Cloncurry inventory in a politically stable region with a long history of mining and established infrastructure gives Ivanhoe Australia a distinct advantage in the current economic climate relative to many other development projects in less developed regions.
Cloncurry IOCG Project reports ongoing discoveries
Ivanhoe Australia is exploring the eastern succession of the Mount Isa Inlier for copper, gold and uranium. Ivanhoe Australia’s key projects are Mount Elliott, Mount Dore and the Starra Line.
In October, Ivanhoe Mines reported the discovery of a significant extension to the Mount Dore sulphide zone and an extremely high-grade, 40-metre-wide molybdenum intersection at Mount Dore.
Ivanhoe Australia spent $17.0 million on the Cloncurry Project in Q3’08, compared to $7.6 million in Q3’07. The increase of $9.4 million is largely due to the inclusion in Q3’08 of $7.0 million in non-cash stock compensation expense for qualifying rights issued to employees and directors of Ivanhoe Australia at the time of its IPO.

8
Ivanhoe Australia currently holds 15 mineral exploration permits and 20 mining leases that total 1,679 square kilometres. Applications have been filed for five additional exploration permits covering 636 square kilometres.
Work in Q3’08 continued to focus on in-fill drilling at Mount Elliott and extensional drilling at Mount Dore.
KAZAKHSTAN
Bakyrchik Gold Mine to form part of new gold company with Ivanhoe partners
On October 3, 2008, Ivanhoe Mines, which held a 70% interest in the Bakyrchik Gold Project in northeastern Kazakhstan, closed an agreement with several Kazakh strategic partners to consolidate 100% ownership of the project, and other gold-mining assets in Kazakhstan, in a new company: Altynalmas Gold Ltd. (Altynalmas Gold). The final completion of the combination transaction is subject to various regulatory approvals in Kazakhstan, which are expected to be received in Q4’08. Altynalmas Gold initially will focus on the development of its highly prospective Kyzyl Shear assets. Ivanhoe Mines now owns 49% of Altynalmas Gold and will account for its investment using the equity method for Q4’08.
Construction of the demonstration plant at the Bakyrchik Gold Project was completed at the end of Q3’08, with commissioning commencing in Q4’08. The production ramp-up will commence in November 2008, with the plant targeted to reach its planned capacity of 100,000 tonnes per annum in Q1’09. The plant uses roasting to oxidize the ore, followed by conventional grinding and cyanidation. Bakyrchik has a stockpile of ore that will provide the initial feed for the plant, with production of underground ore planned to begin in Q3’09.
CHINA
Exploration continues in Northern China, focusing on high-quality projects for acquisition
Reconnaissance field exploration in central Inner Mongolia and surrounding provinces continued during Q3’08. The program initially is targeting known unlicensed and licensed gold, silver, base metal, copper and nickel-PGM occurrences and deposits. Work involves detailed data reviews, field traverses and systematic sampling of all occurrences and deposits. The program’s purpose is to identify high-quality, semi-advanced and grass-roots projects for acquisition through licence-bidding application over unlicensed targets and joint-venture formation with, or direct purchase from, the existing licence holders.
FINANCIAL RESULTS (all figures are in U.S. dollars, unless specified in another currency)
In Q3’08, Ivanhoe Mines recorded a net loss of $88.0 million (or $0.23 per share), compared to a net loss of $83.1 million (or $0.22 per share) in Q3’07, representing an increase of $4.9 million. Results for Q3’08 were affected by $59.7 million in exploration expenses, $5.1 million in general and administrative expenses, $2.4 million in accretion expense and $4.1 million in interest expense on the convertible credit facility, $20.0 million in mainly unrealized foreign exchange losses, and $10.7 million in income from discontinued operations.
Exploration expense of $59.7 million in Q3’08 decreased $15.1 million from $74.8 million in Q3’07. The $59.7 million in exploration expenses consisted mainly of $37.9 million spent in Mongolia for Oyu Tolgoi and Ovoot Tolgoi ($63.9 million in Q3’07). Also included in Q3’08 exploration expense is $17.0 million in costs incurred by Ivanhoe Australia ($7.6 million in Q3’07). The increase of $9.4 million is largely due

9
to $7.0 million in non-cash stock compensation expense incurred in Q3’08 for qualifying rights issued to employees and directors of Ivanhoe Australia at the time of its IPO.
Liquidity and Capital Resources
Recent developments in capital markets have restricted access to debt and equity financing for many companies. As a result, the Company is reviewing its 2009 capital spending requirements. The Company also is assessing its options for financing future capital expenditures in light of prevailing conditions in international credit markets.
At September 30, 2008, consolidated working capital was $426.7 million, including cash and cash equivalents of $460.8 million, compared with working capital of $65.7 million and cash of $145.7 million at December 31, 2007. (At November 14, 2008, the company’s consolidated cash position was $428 million.) Included in the September 30, 2008, cash and cash equivalents balance of $460.8 million was $38.6 million of SouthGobi’s cash and cash equivalents and $55.6 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for Ivanhoe Mines’ use.
The bulk of Ivanhoe Mines’ expenditures can be deferred based on the status of Ivanhoe Mines’ cash resources. Based on Ivanhoe Mines’ financial position at September 30, 2008, Ivanhoe Mines believes that its existing funds should be sufficient to fund its minimum obligations, including planned Bakyrchik Project obligations and general corporate activities, for at least the next 12 months.

10
SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2008	2008	2008	2007

Exploration expenses	$(59.7)	$(67.3)	$(57.3)	$(96.6)
General and administrative	(5.1)	(7.5)	(6.8)	(9.0)
Share of income from investment held for sale	—	—	—	—
Foreign exchange (losses) gains	(20.0)	(1.0)	(1.3)	2.3
Gain on sale of long-term investments	—	201.4	—	—
Net (loss) income from continuing operations	(98.7)	118.3	(69.6)	(265.5)
Income from discontinued operations	10.7	9.2	6.0	11.9
Net (loss) income	(88.0)	127.5	(63.6)	(253.6)

Net (loss) income per share - basic
Continuing operations	$(0.26)	$0.32	$(0.19)	$(0.71)
Discontinued operations	$0.03	$0.02	$0.02	$0.04
Total	$(0.23)	$0.34	$(0.17)	$(0.67)

Net (loss) income per share - diluted
Continuing operations	$(0.26)	$0.29	$(0.19)	$(0.71)
Discontinued operations	$0.03	$0.02	$0.02	$0.04
Total	$(0.23)	$0.31	$(0.17)	$(0.67)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2007	2007	2007	2006

Exploration expenses	$(74.8)	$(79.1)	$(53.5)	$(70.4)
General and administrative	(7.0)	(5.9)	(5.2)	(8.9)
Share of income from investment held for sale	—	—	0.4	7.4
Foreign exchange gains (losses)	2.1	6.7	0.8	(3.7)
Gain on sale of long-term investments	—	—	1.0	2.7
Net (loss) from continuing operations	(90.0)	(78.7)	(55.4)	(73.5)
Income from discontinued operations	6.8	4.6	8.6	4.8
Net (loss)	(83.1)	(74.2)	(46.8)	(68.7)

Net (loss) income per share - basic
Continuing operations	$(0.24)	$(0.21)	$(0.15)	$(0.21)
Discontinued operations	$0.02	$0.01	$0.02	$0.01
Total	$(0.22)	$(0.20)	$(0.13)	$(0.20)

Net (loss) income per share - diluted
Continuing operations	$(0.24)	$(0.21)	$(0.15)	$(0.21)
Discontinued operations	$0.02	$0.01	$0.02	$0.01
Total	$(0.22)	$(0.20)	$(0.13)	$(0.20)
Ivanhoe Mines’ results for the three and nine months ended September 30, 2008, are contained in the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines’ shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.

11

Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; future coal sales from SouthGobi Energy’s coal mines and projects, the planned formation of a of new gold company with Ivanhoe partners in Kazakhstan, the expected production of gold from the rotary-kiln demonstration plant at the Bakyrchik Gold Project, the success of the resource delineation and exploration programs at Ivanhoe Australia’s Cloncurry projects, the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; and other statements that are not historical facts. All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this release. The reader is cautioned not to place undue reliance on forward-looking information or statements. This release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.